EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the First Quarter of 2022 and Declares a Quarterly Cash Dividend
MONACO - May 12, 2022 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended March 31, 2022.
The Company also announced that on May 12, 2022 its Board of Directors declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
The Company’s results for the three months ended March 31, 2022 include the impact of Seajacks International Limited’s (“Seajacks”) earnings, which was acquired on August 12, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk sector of the shipping industry in July 2021.
Results for the Three Months Ended March 31, 2022 and 2021
•For the first quarter of 2022, the Company’s GAAP net income was $4.2 million, or $0.11 per diluted share, including a gain of approximately $18.5 million and cash dividend income of $0.2 million, or $0.48 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Total revenues for the first quarter of 2022 were $22.4 million, compared to $59.8 million for the same period in 2021. First quarter 2022 revenues consisted primarily of revenues generated by the Seajacks Scylla which was continuing its transportation and installation services for an offshore wind farm project in China and the Seajacks Hydra’s maintenance on an offshore gas production platform in the North Sea and consultancy revenue.

•Vessel operating costs and project costs increased in the first quarter due to additional maintenance for the NG 2500s in preparation for employment contracts and higher project costs. Operating expenses for the Seajacks Scylla and Seajacks Zaratan decreased from the fourth quarter but remain elevated due increased crew and transportation costs as a result of COVID-19.

•For the first quarter of 2021, the Company’s GAAP net income was $41.9 million, or $3.84 per diluted share. Those results included a gain subsequent to an increase in fair value less costs to sell of approximately $15.5 million, or $1.43 per diluted share, taken related to the Company’s exit from the dry bulk industry (the gain was primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) (NASDAQ: SBLK) and Eagle Bulk Shipping Inc. (“Eagle”) (NASDAQ: EGLE) received or, at the time, to be received as a portion of the compensation for the purchase of certain of our vessels), as well as, the write-off of $3.7 million, or $0.34 per diluted share, of deferred financing costs on repaid credit facilities related to vessels that have been sold; and a non-cash gain of approximately $15.8 million and cash dividend income of $0.2 million, or $1.47 per diluted share, from the Company’s equity investments (primarily Scorpio Tankers Inc.).
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first quarter of 2022 was $14.2 million and EBITDA for the first quarter of 2021 was $52.0 million (see Non-GAAP Financial Measures below).
Liquidity
As of May 6, 2022, the Company had approximately $47.7 million of unrestricted cash and $8.9 million of restricted cash. The Company also continues to hold approximately 2.16 million common shares of Scorpio Tankers Inc. (NYSE: STNG).
Contracts Awarded
In May 2022, Seajacks UK Limited, a wholly-owned subsidiary of the Company, signed a contract with Siemens Gamesa Renewable Energy for the Seajacks Zaratan to provide transportation and installation of wind turbines for the Yunlin Offshore

Wind Farm in Taiwan. The contract starts in the second quarter of 2023 and has a duration of between 153 and 184 days and is expected to generate approximately $32.0 million to $36.3 million of revenue.
In April 2022, Seajacks UK Limited signed an amendment to an existing contract in place with the developers of the Akita and Noshiro Offshore Wind Farm to extend the existing period of service for which the Seajacks Zaratan is providing transportation and installation of wind turbines. The amendment compensates Seajacks for the adjusted timetable caused by a delay in the state date, generating an additional $18.5 million of revenue. The initial contract is for a period of 96 days, is now expected to begin in July 2022 and is expected to generate $36.6 million of revenue, plus the additional $18.5 million. The amendment will see Seajacks Zaratan contracted through to the end of November 2022.
In April 2022, Seajacks UK Limited signed a contract with a UK-based utility for one of its NG2500X-class vessels to support offshore wind farm substation commissioning in the UK sector of the North Sea for a period of 90-120 days in each of 2023, 2024, and 2025. In aggregate, over the three years, this contract is expected to generate up to $20.5 million of revenue.
In March 2022, Seajacks UK Limited signed a contract with a global original equipment manufacturer for wind turbine operation and maintenance in NW Europe for one of its NG2500X-class vessels. The contract, which has a duration of between 90 and 180 days, is expected to generate approximately $3.85 million to $7.45 million of revenue in the second and third quarters of 2022.
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $49.2 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q2 2022 (2)	$—	$16,220
Q3 2022	—	—
Q4 2022	33,036	—
Q1 2023	—	—
Q2 2023	—	—
Q3 2023	33,036	32,441
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	198,217	32,441
Q4 2024	—	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$297,325	$308,187
(1) These are estimates only and are subject to change as construction progresses.
(2) Relates to payments expected to be made from May 7, 2022 to June 30, 2022.
Debt Overview
The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of March 31, 2022 and May 6, 2022, are as follows (dollars in thousands):

	As of March 31, 2022	As of May 6, 2022
Credit Facility	Amount Outstanding
$60.0 Million ING Revolving Credit Facility (1)	$25,000	$25,000
$70.7 Million Redeemable Notes	53,015	53,015
$175.0 Million Credit Facility	—	—
Total	$78,015	$78,015
(1) ING issued a performance bond guarantee of approximately $15.0 million as of May 6, 2022, therefore reducing the amount available under the credit facility to $20.0 million.

$175.0 Million Credit Facility

In March 2022, the Company entered into an agreement with DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility consists of three tranches: (i) a $75 million Green Term Loan (the “Term Loan”), (ii) up to $75 million Revolving Loans (the “Revolving Loans”), and (iii) up to $25 million revolving tranche for the issuance of letters of credit, performance bonds and other guarantees (the “Letters of Credit”). The Credit Facility has a final maturity date of five years from the signing date, up to 100% of the amounts available under the Revolving Loans may be drawn in Euros and up to 50% of the amounts available under the Letters of Credit may be issued in Euros. The Term Loan tranche (once qualified as a green loan) bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.05% per annum, the Revolving Loans tranche bears interest at Term SOFR (along with a credit adjustment spread depending on duration of interest period) plus a margin of 3.15% per annum, and any letters of credit, performance bonds or other guarantees issued under the Letters of Credit tranche bears fees of 3.15% per annum. The amount available for drawing under the Revolving Loans is based upon 50% of contracted cash flows on a forward looking 30 months basis. The terms and conditions of the Credit Facility are similar to those set forth in the similar credit facilities of this type. The green loan accreditation process is supported by second party opinions from The Governance Group AS of Norway.

$60.0 Million ING Revolving Credit Facility

In March 2022, the Company drewdown $25.0 million of the available credit under this facility.

Quarterly Cash Dividend
In the first quarter of 2022, the Company’s Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On May 12, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about June 15, 2022, to all shareholders of record as of May 23, 2022. As of May 12, 2022, 40,738,704 common shares were outstanding.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Although by 2021, many of these measures were relaxed, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy may continue and our operations and cash flows may be negatively impacted. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2022	2021
Revenue:
Revenue	$22,438	$59,829
Operating expenses:
Voyage expenses	—	6,080
Vessel operating and project costs	18,051	15,611
Charterhire expense	—	11,980
Vessel depreciation	6,233	—
General and administrative expenses	10,016	7,585
Gain on vessels sold	—	(15,532)
Total operating expenses	34,300	25,724
Operating (loss) income	(11,862)	34,105
Other income (expense):
Interest income	—	8
Income from equity investments	18,685	15,972
Foreign exchange (loss) income	(390)	71
Financial expense, net	(1,274)	(8,293)
Total other income, net	17,021	7,758
Income before income tax provision	5,159	41,863
Income tax provision	1,009	—
Net income	$4,150	$41,863

Earnings per share:
Basic	$0.11	$3.94
Diluted	$0.11	$3.84

Basic weighted average number of common shares outstanding	38,797	10,631
Diluted weighted average number of common shares outstanding	38,817	10,892

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$44,976	$153,977
Restricted cash	8,880	—
Accounts receivable	35,629	21,603
Inventories	5,265	5,846
Prepaid expenses and other current assets	4,954	4,769
Contract fulfillment costs	5,817	3,835
Total current assets	105,521	190,030
Non-current assets
Vessels, net	538,314	544,515
Vessels under construction	53,502	36,054
Equity investments	46,077	27,607
Intangible assets	4,518	4,518
Deferred financing costs, net	2,700	—
Other assets	4,839	4,549
Total non-current assets	649,950	617,243
Total assets	$755,471	$807,273

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$25,000	$87,650
Redeemable notes	53,015	—
Contract liabilities	19,882	12,275
Corporate income tax payable	2,897	4,058
Accounts payable and accrued expenses	25,436	27,180
Total current liabilities	126,230	131,163
Non-current liabilities
Redeemable notes	—	53,015
Other liabilities	3,590	2,751
Total non-current liabilities	3,590	55,766
Total liabilities	129,820	186,929
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of March 31, 2022 and December 31, 2021; outstanding 39,741,204 shares as of March 31, 2022 and December 31, 2021	1,124	1,124
Paid-in capital	2,059,115	2,057,958
Common shares held in treasury, at cost; 35,869 shares at March 31, 2022 and December 31, 2021	(717)	(717)
Accumulated deficit	(1,433,871)	(1,438,021)
Total shareholders’ equity	625,651	620,344
Total liabilities and shareholders’ equity	$755,471	$807,273

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Three Months Ended March 31,
	2022	2021
Operating activities
Net income	$4,150	$41,863
Adjustment to reconcile net income to net cash provided by
operating activities:
Restricted share amortization	1,549	1,890
Vessel depreciation	6,233	—
Amortization of deferred financing costs	—	516
Write-off of deferred financing costs	—	3,713
Gain on vessels sold	—	(15,675)
Net unrealized gains on investments	(18,470)	(14,889)
Dividend income on equity investment	(215)	(216)
Drydocking expenditure	(504)	(2,925)
Changes in operating assets and liabilities:
Increase in accounts receivable	(14,026)	(3,661)
Decrease in inventories	581	—
(Increase) decrease in prepaid expenses and other assets	(1,985)	8,316
Increase (decrease) in accounts payable and accrued expenses	6,702	(11,916)
Decrease in taxes payable	(1,161)	—
Net cash (used in) provided by operating activities	(17,146)	7,016
Investing activities
Sale of equity investment	—	8,502
Dividend income on equity investment	215	216
Proceeds from sale of assets held for sale	—	198,973
Payments on vessels under construction / scrubber payments	(17,448)	(429)
Net cash (used in) provided by investing activities	(17,233)	207,262
Financing activities
Proceeds from issuance of long-term debt	25,000	—
Repayments of long-term debt	(87,650)	(215,104)
Common shares repurchased	—	(1,104)
Debt issuance costs paid	(2,700)	—
Dividends paid	(392)	(563)
Net cash used in financing activities	(65,742)	(216,771)
Decrease in cash and cash equivalents	(100,121)	(2,493)
Cash and cash equivalents, beginning of period	153,977	84,002
Cash and cash equivalents and restricted cash, end of period	$53,856	$81,509

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 11:30 AM Eastern Daylight Time / 5:30 PM Central European Summer Time on May 12, 2022. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 8382409. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/37sdt9bp
About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com., which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. This non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA.
EBITDA (unaudited)

	Three Months Ended March 31,
In thousands	2022	2021
Net income	4,150	41,863
Add Back:
Net interest expense	1,274	4,056
Depreciation and amortization (1)	7,783	6,119
Income tax expense	1,009	—
EBITDA	$14,216	52,038
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com